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                                                                       Exhibit 2

                                 iStar Financial



January 28, 2005



Jonathan Eilian
JQH Acquisition LLC
152 West 57th Street
56th Floor
New York, NY  10019

      Re:   Proposal to Acquire John Q. Hammons Hotels, Inc.

Dear Jonathan:

      Reference is made to your letter (the "Offer Letter"), dated January 28, 2005, wherein you have made an offer to the Special Committee of the Board of Directors of John Q. Hammons Hotels, Inc. (the "Company"), to purchase all of the Class A Common Stock of the Company.

      This letter is intended to express our support of the terms reflected in the Offer Letter and our expectation that we, together with you, will provide the capital necessary to complete the transactions contemplated in the Offer Letter.

      Our support is conditioned on the conditions set forth in the Offer Letter and, of course, final approval of our Investment Committee and Board of Directors, which is standard procedure for transactions of this type and size.

      We very much look forward to working with you to complete this transaction in a timely manner to create substantial value for the shareholders of the Company.

                                          Very truly yours,


                                          /s/ Daniel S. Abrams
                                          ------------------------
                                          Daniel S. Abrams
                                          Executive Vice President




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